Exhibit 99.1

September 16, 1997


Dear Shareholder:

    We appreciate your choice of Dynex Capital, Inc. to help meet your financial goals and we are proud of the confidence you have placed in us. In the enclosed Prospectus you will find detailed information about the Company's new Dividend Reinvestment and Stock Purchase Plan to become effective September ____, 1997 (the "Plan"). Upon such effective date the Plan will supersede and replace the existing Dividend Reinvestment and Stock Purchase Plan.

    The Plan provides you with a convenient and economical way to reinvest cash dividends and Optional Cash Deposits (as defined in the Prospectus) in shares of the Company's common stock purchased automatically through the Plan Administrator at a discount, in most cases, to the market price. See the section entitled "The Plan" within the Prospectus. First Union National Bank ("First Union"), the transfer agent, acts as the Plan Administrator for participating shareholders.


    Here are answers to a few commonly-asked questions about the Company's Plan. Please read the enclosed Prospectus carefully before deciding whether to participate. Each shareholder currently participating in the existing Plan will continue to participate in the new Plan without any further action required on his or her part.

What is the Dividend Reinvestment and Stock Purchase Plan?

    As a shareholder in the Company, you have the opportunity to re-invest your cash dividends declared and paid on your shares of Common or Preferred Stock (as defined in the Prospectus) in shares of the Company's Common Stock at a discount, in most cases, from the market price. This service is offered by the Company for your benefit through First Union, the dividend disbursing agent for the Company. Shareholders may also choose to make Optional Cash Deposits to be invested each month on the Investment Date (as defined in the Prospectus) in the Company's Common Stock.

What options are available?

    The Authorization Card provides for the purchase of shares of the Company's Common Stock through the following investment options:

    (1) Full Dividend Reinvestment - the Plan Administrator will apply any cash dividends on all shares of the Common and Preferred Stock registered in your name, together with any Optional Cash Deposits, toward the purchase of shares of the Common Stock.

    (2) Partial Dividend Reinvestment - the Plan Administrator will apply any cash dividends on only the number of participating shares of the Common and Preferred Stock you specify on the Authorization Card, together with any shares acquired through the Plan, toward the purchase of shares of Common Stock.

    (3) Optional Cash Deposits Only - you will continue to receive any cash dividends on shares of the Common and Preferred Stock currently registered in your name, and the Plan Administrator will apply only Optional Cash Deposits received from you toward the purchase of shares of the Common Stock. Dividends on Plan Shares acquired with the Optional Cash Deposits and credited to your account will be automatically reinvested.

    The Company retains the right to limit the amount of Optional Cash Deposits it accepts for investment during any month based upon general business and market considerations In such case, each Optional Cash Deposit of each Participant would be reduced by the same percentage and the amount not accepted would be promptly returned without interest.

Can I change my options?

    Yes. Participants may change their investment options at any time by requesting a new Authorization Card and returning it to First Union at the address listed on the back of the card.

How does the plan work?

    With respect to reinvested dividends, all you have to do is enroll. Once you have enrolled, First Union will automatically reinvest your dividends after each dividend payment date, First Union will purchase shares of Dynex Capital Common Stock with your dividends. Shares purchased for you, through the Plan, including fractional shares, will be credited to your Plan account.

    With respect to the Optional Cash Deposit aspect of the Plan, you must submit an Authorization Card and make a cash deposit in the amount you wish to have invested at least one business day immediately preceding the first business day of the ensuing Pricing Period (as defined in the Prospectus) which is equivalent to 13 days prior to the Investment Date. In most cases, Optional Cash Deposits are subject to a $50 minimum investment per month and a $20,000 per month maximum investment. However, Participants may seek a waiver of the maximum limitation by submitting a Request for Waiver Form to the Company and receiving a confirmation of acceptance of the Request for Waiver from the Company. See the Section entitled "Share Price and Discounts" for a discussion on how the prices of shares acquired under the Plan will be determined.

    No certificates will be issued for shares purchased under the Plan and credited to your Plan account. Upon receipt of a written request for withdrawal, First Union will issue and deliver to you a certificate for whole number of shares for which withdrawal has been requested. Certificates for shares purchased under the Plan will be held by First Union, at no cost to you, until you request delivery of the certificates to you.

How do I enroll?

    All shareholders of the Company's Common and Preferred Stock are eligible. If you hold shares of Dynex Capital in your own name, complete the Authorization Card in the back of the enclosed prospectus and mail it to First Union at the address provided on the card. Stockholders previously enrolled in the existing Dividend Reinvestment and Stock Purchase Plan will continue to participate in the new Plan without any further action required on their part.

    If your stock is registered in a name other than your own (e.g., in the name of a broker or bank nominee) and you want to participate in the Plan, you may request that your broker or nominee enroll on your behalf. Participants whose shares are registered in the name of their broker or nominee must verify for themselves the extent to which the broker or nominee will provide all of the services and features of the Plan directly to the Participant. All communications regarding the Plan by these shareholders must be made directly to the broker or nominee. See the section entitled "Enrollment" within the prospectus for further details.

Is there a cost to participate?

    Dynex Capital will pay all costs relating to the administration and maintenance of the Dividend Reinvestment and Stock Purchase Plan. Participants will not pay brokerage commissions or fees on shares issued by and purchased from the Company or on shares purchased in the open market. Participants will, however, be charged for any brokerage fees incurred in connection with any sales of Plan Shares sold by the Company upon request of the Participant.

Whom should I contact for additional information?

    If you hold shares in your own name, questions pertaining to the Dividend Reinvestment and Stock Purchase Plan should be directed to:

                          First Union National Bank
                          Shareholder Services Group
                   1525 West W.T. Harris Blvd. 3C3, NC1153
                     Charlotte, North Carolina 28288-1153

                                (800) 829-8432

    If your shares are not held in your name, contact your brokerage firm, bank or other nominee for more information.

    Questions pertaining to Dynex Capital, Inc. should be directed to the Office of Investor Relations at the address listed in the prospectus or call
(804) 217-5800.

    Please take a few moments to consider carefully the advantages of enrolling in this program.

Sincerely,



Thomas H. Potts
President


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